FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Appointment of Vice President, Projects

Toronto, Ontario (February 1, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce the appointment of John Fitzgerald as its Vice President, Projects. Mr. Fitzgerald will lead all engineering, procurement and construction activities for the Company’s development projects.

Mr. Fitzgerald has more than 30 years of global experience in progressive engineering and management positions and was most recently Vice President, Projects & Technical Services at Centerra Gold. Prior to that he was Chief Operating Officer at AuRico Metals and Senior Director of Mining at AuRico Gold (and predecessor Northgate Minerals) where he oversaw mining and project development activities, including advancing the early work on the Lynn Lake Project. Mr. Fitzgerald also held various positions with Rio Tinto, Barrick Gold, Placer Dome and De Beers.

He holds a Bachelor of Engineering in Mining Engineering from Nottingham University and a Master of Business Administration from Durham University. Mr. Fitzgerald is a licensed Professional Engineer in Ontario.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.